SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Adams Respiratory Therapeutics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                                               ________00635P107_________
(CUSIP Number)

James E. McKee
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ January 8, 2008________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 952,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 952,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 952,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.65%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,570,084 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,575,084 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,575,084 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.38%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 14,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 14,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 14,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Securities, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 258,468 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 258,468 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 258,468 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.72%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 4,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 4,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 4,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 40,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 40,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 40,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.11%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 79,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 79,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 79,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.22%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 00635P107
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a)(a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of Private Entities
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 13,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 13,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 13,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.04%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.                                 Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Adams Respiratory Therapeutics, Inc. (the “Issuer”), a Delaware corporation with principal offices located at 4 Mill Ridge Lane, Chester, New Jersey 07930.

Item 2.                                 Identity and Background
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  formerly known as Gabelli Group Capital Partners, Inc. (“GGCP”), GAMCO Investors, Inc. formerly known as Gabelli Asset Management Inc. (“GBL”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. formerly known as GAMCO Investors, Inc. (“GAMCO”), Gabelli Advisers, Inc. (“Gabelli Advisers”), Gabelli Securities, Inc. (“GSI”), Gabelli & Company, Inc. (“Gabelli & Company”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, and LICT.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GSI, a majority-owned subsidiary of GBL, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies.  As a part of its business, GSI may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited (“GSIL”). GSIL provides investment advisory services to offshore funds and accounts.   GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.
Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Telecommunications Fund, GAMCO Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The GAMCO Global Convertible Securities Fund, Gabelli Capital Asset Fund, GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The GAMCO Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The GAMCO Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund, The Comstock Strategy Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The Gabelli Global Gold, Natural Resources, & Income Trust, The Gabelli Global Deal Fund, and The Gabelli Healthcare & Wellness Rx Trust (collectively, the “Funds”), which are registered investment companies.
Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The GAMCO Westwood Mighty Mitessm Fund, The GAMCO Westwood Income Fund and The GAMCO Westwood Small Cap Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation.  Mario Gabelli is the President, a Trustee and the
Investment Manager of the Foundation.
 LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  LICT actively pursues new business ventures and acquisitions.  LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, and substantial shareholder of LICT.
Mario Gabelli is the majority stockholder and Chief Executive Officer of GGCP and Chairman and Chief Executive Officer of GBL.  GGCP is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers.  Gabelli & Company is a wholly-owned subsidiary of GSI.
The Reporting Persons do not admit that they constitute a group.
GGCP, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business at 401 Theodore Fremd Avenue, Rye, New York 10580.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(f) - Reference is made to Schedule I hereto.

Item 3.                                 Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $174,817,675 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $93,764,738 and $56,757,803, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients.  GSI used approximately $15,373,840 of client funds to purchase the Securities reported by it.  MJG Associates used approximately $831,825 of client funds to purchase the Securities reported by it.  Mario Gabelli used approximately $774,545 of funds of private entities to purchase the Securities reported by him. GBL used approximately $4,691,471 of working capital to purchase the Securities reported by it. The Foundation used approximately $237,145 of working capital to purchase the Securities reported by it. GGCP used approximately $2,386,308 of working capital to purchase the Securities reported by it.

Item 4.                                 Purpose of Transaction
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons, with the exception of  Interactive, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations.  In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  The Reporting Persons do not believe they possess material inside information concerning the Issuer.  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company’s capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the 1940 Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the 1940 Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all joint filers shall exceed 25% of the total voting position of the issuer then the proxy voting committees of each of the Funds shall vote their Fund’s shares independently.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                 Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 2,935,552shares, representing 8.16% of the approximately 35,978,174 shares outstanding as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2007. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	952,000	2.65%
GAMCO	1,575,084	4.38%
GSI	258,468	0.72%
MJG Associates	14,000	0.04%
Foundation	4,000	0.01%
GGCP	40,000	0.11%
GBL	79,000	0.22%
Mario Gabelli	13,000	0.04%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GSI is deemed to have beneficial ownership of the Securities owned beneficially by Gabelli & Company.  GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 5,000 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Gabelli Advisers and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Gabelli Advisers, GAMCO, GSI and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7.                                 Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit A in the Amendment No. 2 to Schedule 13D of the Reporting Persons with respect to Lifecore Biomedical, Inc.
Exhibit A:	Joint Filing Agreement

Exhibit B:	Powers of Attorney to Peter D. Goldstein, Christopher J. Michailoff, James E. McKee and Douglas R. Jamieson from Mario J. Gabelli

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:                       January 22, 2008

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
   THE GABELLI FOUNDATION, INC.

By:/s/ James E. McKee
     James E. McKee
     Attorney-in-Fact

GAMCO INVESTORS, INC.
             GABELLI FUNDS, LLC
                                                               GABELLI SECURITIES, INC.

By:/s/ James E. McKee
     James E. McKee
     Secretary or Assistant Secretary

GAMCO ASSET MANAGEMENT INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President and Chief Operating Officer

            Schedule I
                         Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management, Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

GGCP, Inc. Directors:
Vincent J. Amabile Mario J. Gabelli
Business Consultant
Chief Executive Officer of GGCP, Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of LICT Corporation.

Marc J. Gabelli	Chairman of LGL Corporation
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580
Charles C. Baum Douglas R. Jamieson	Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223 See below
Joseph R. Rindler, Jr.	Business Consultant/former Chairman of GAMCO Asset Management Inc.
Fredric V. Salerno	Chairman; Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent Capurso	Vice President Taxes, Barnes & Noble, Inc.
Vincent S. Tese	Former Director GAMCO Investors, Inc. (see below)
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Michael G. Chieco	Chief Financial Officer, Secretary

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Richard L. Bready	Former Chairman and Chief Executive Officer Procter & Gamble Company 900 Adams Crossing Cincinnati, OH 45202 Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Mario J. Gabelli John D. Gabelli	See above Senior Vice President
John C. Ferrara	Business Consultant
Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc.
Karl Otto Pohl (1) Robert S. Prather Vincent S. Tese
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany
President & Chief Operating Officer
Gray Television, Inc.
4370 Peachtree Road, NE
Atlanta, GA 30319
Lawyer, Investment Adviser and Cable Television Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Douglas R. Jamieson Henry G. Van der Eb Diane LaPointe Kieran Caterina	President and Chief Operating Officer Senior Vice President Acting Co-Chief Financial Officer Acting Co-Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary
GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios

Douglas R. Jamieson John Piontkowski Chistopher J. Michailoff	President Chief Operating Officer & Chief Financial Officer General Counsel and Secretary
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
James E. McKee	Secretary
Gabelli Advisers, Inc. Directors:
Bruce N. Alpert Douglas R. Jamieson	See above See above
Officers:
Bruce N. Alpert	Chief Operating Officer
James E. McKee	Secretary
Gabelli Securities, Inc.
Directors:
Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Douglas R. Jamieson	President and Chief Operating Officer

Officers:
Douglas R. Jamieson Terrence Clancy Christopher J. Michailoff Kieran Caterina	See above Chief Operating Officer Secretary Chief Financial Officer
Gabelli & Company, Inc. Directors:
James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Officers:
James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds

James E. McKee	Secretary
LICT Corporation 401 Theodore Fremd Avenue Rye, NY 10580
Directors:
Mario J. Gabelli	See above - GGCP, Inc.
Glenn Angelillo	P.O. Box 128 New Canaan, CT 06840
Alfred W. Fiore	The Ross Companies 1270 Avenue of the Americas New York, NY 10020-1703
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
Gary L. Sugarman	Chief Executive Officer Richfield Associates 400 Andrews Street Rochester, NY 14604
Officers:
Mario J. Gabelli	Chairman
Robert E. Dolan	Interim President and Chief Executive Officer, Chief Financial Officer
Thomas J. Hearity	General Counsel
(1) Citizen of Germany

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
SHARES PURCHASED AVERAGE
DATE SOLD(-) PRICE(2)
COMMON STOCK-ADAMS RESPIRATORY THERAPEUTICS, INC.
GABELLI FOUNDATION
12/13/07 4,000 59.2863
MARIO GABELLI
12/12/07 3,000 59.3000
1/08/08 8,000 59.7587
12/13/07 2,000 59.2875
GABELLI SECURITIES, INC.
1/11/08 2,000 59.6864
1/08/08 3,000 59.7568
12/13/07 3,000 59.2800
12/12/07 2,000 59.3532
ALCE PARTNERS
1/08/08 2,000 59.7593
12/13/07 2,000 59.2825
GABELLI ASSOCIATES LTD
1/18/08 2,000 59.6346
1/17/08 1,000 59.5850
1/16/08 1,000 59.6270
1/15/08 1,500 59.4817
1/14/08 2,500 59.5926
1/10/08 1,000 59.6400
1/09/08 6,000 59.6795
1/08/08 15,500 59.7294
1/07/08 10,500 59.6958
1/04/08 2,000 59.4803
1/03/08 3,500 59.6375
1/02/08 3,500 59.6150
12/27/07 1,500 59.5933
12/26/07 10,000 59.5939
12/21/07 8,500 59.5400
12/10/07 30,000 59.1005
GABELLI ASSOCIATES FUND II
1/14/08 500 59.5926
1/09/08 500 59.6795
1/08/08 1,000 59.7294
12/26/07 1,500 59.5939
12/21/07 1,000 59.5400
12/10/07 3,500 59.1005
GABELLI ASSOCIATES FUND
1/18/08 2,433 59.6346
1/17/08 2,000 59.5850
1/16/08 1,500 59.6270
1/15/08 1,500 59.4817
1/14/08 2,500 59.5926
1/10/08 1,000 59.6400
1/09/08 7,981 59.6795
1/08/08 19,852 59.7294
1/07/08 12,102 59.6958
1/04/08 4,100 59.4803
1/03/08 6,500 59.6375
1/02/08 4,000 59.6150
12/27/07 4,500 59.5933
12/26/07 10,000 59.5939
12/21/07 10,500 59.5400
12/10/07 37,000 59.1005
MJG ASSOCIATES, INC.
GABELLI FUND, LDC
12/14/07 3,000 59.4750
GABELLI PERFORMANCE PARTNERSHIP
12/11/07 3,000 59.2925
GABELLI INTERNATIONAL II LTD
12/11/07 3,000 59.2925
GABELLI INTERNATIONAL LTD
1/11/08 3,000 59.6864
12/11/07 2,000 59.2925
GAMCO INVESTORS, INC.
1/08/08 6,000 59.7600
12/10/07 3,000 59.0203
1/08/08 10,000 59.7525
1/07/08 5,000 59.7100
12/27/07 5,000 59.6050
12/21/07 5,000 59.6156
12/10/07 10,000 59.0685
1/08/08 25,000 59.7524
1/08/08 15,000 59.7550
12/13/07 4,000 59.2788
GAMCO ASSET MANAGEMENT INC.
1/18/08 200 59.5250
1/16/08 2,500 59.6270
1/15/08 4,000 59.5163
1/15/08 1,000 59.5650
1/14/08 5,000 59.6765
1/11/08 4,000 59.7148
1/11/08 5,000 59.6953
1/11/08 1,000 59.6864
1/11/08 10,000 59.7473
1/10/08 3,000 59.6806
1/10/08 5,000 59.6719
1/10/08 10,000- 59.6626
1/10/08 1,000 59.7239
1/09/08 10,000 59.6989
1/09/08 2,000 59.7100
1/09/08 15,000 59.6967
1/09/08 20,000 59.7350
1/09/08 149,455 59.6928
1/09/08 50,000 59.6937
1/09/08 35,000 59.6943
1/09/08 20,000 59.6957
1/09/08 5,000 59.7054
1/09/08 10,000 59.7050
1/09/08 2,000 59.7249
1/08/08 1,500 59.7294
1/08/08 50,545 59.7112
1/08/08 10,000 59.7164
1/08/08 2,000 59.7499
1/07/08 1,000 59.7008
1/07/08 2,000 59.7300
1/07/08 1,284 59.6206
1/07/08 500 59.6958
1/04/08 2,000 59.6121
1/04/08 5,000 59.6550
1/04/08 5,000 59.5601
1/04/08 500 59.4803
1/03/08 2,000 59.7244
1/03/08 10,000 59.6984
1/03/08 6,000 59.7136
1/03/08 10,000 59.7100
1/03/08 40,000 59.6952
1/03/08 10,000 59.7049
1/03/08 4,000 59.7050
1/02/08 10,000 59.7191
12/31/07 1,000- 59.6101
12/27/07 500 59.5950
12/26/07 1,000 59.5939
12/26/07 4,000 59.6963
12/24/07 37,900 59.8848
12/24/07 1,000- 59.7991
12/24/07 500 59.8000
12/24/07 2,000 59.8325
12/24/07 5,000- 59.7980
12/24/07 15,000 59.8043
12/24/07 15,000 59.8250
12/21/07 2,000 59.6050
12/21/07 2,500 59.5786
12/21/07 5,000 59.5656
12/21/07 6,000 59.6176
12/21/07 1,000 59.6300
12/21/07 6,000 59.5851
12/20/07 10,000 59.6791
12/20/07 10,000 59.5150
12/20/07 15,000 59.5128
12/20/07 10,000 59.5215
12/20/07 2,000 59.5410
12/19/07 1,000 59.6810
12/19/07 1,000 59.5000
12/19/07 14,000 59.6850
12/19/07 10,000 59.7894
12/19/07 7,500 59.5601
12/19/07 1,000 59.7300
12/19/07 3,000 59.5577
12/19/07 10,000 59.5685
12/19/07 5,000 59.5490
12/19/07 6,100 59.5467
12/19/07 1,000 59.4500
12/19/07 15,000 59.5403
12/19/07 40,000 59.5393
12/19/07 400 59.6985
12/19/07 1,400 59.6289
12/19/07 500 59.5199
12/19/07 3,900 59.5527
12/19/07 2,000 59.6010
12/18/07 3,000 59.7091
12/18/07 6,800 59.6823
12/18/07 2,200 59.6736
12/18/07 14,700 59.6574
12/18/07 3,000 59.6874
12/18/07 4,800 59.6712
12/18/07 5,737 59.6554
12/18/07 4,000 59.6766
12/17/07 15,300 59.6566
12/17/07 5,500 59.6797
12/17/07 6,400 59.6541
12/17/07 10,000 59.6764
12/17/07 7,200 59.6800
12/17/07 2,300 59.6722
12/17/07 500 59.7739
12/17/07 6,000 59.6872
12/17/07 2,000 59.5000
12/17/07 5,200 59.6689
12/17/07 4,000 59.7089
12/17/07 10,363 59.6502
12/14/07 20,500 59.6589
12/14/07 600 59.4577
12/14/07 700 59.5649
12/14/07 10,000 59.5370
12/14/07 4,500 59.5153
12/14/07 500 59.6020
12/13/07 37,000 59.3473
12/13/07 187,100 59.3564
12/13/07 3,000 59.3087
12/13/07 9,000 59.3303
12/13/07 5,000 59.3521
12/13/07 8,000 59.3195
12/12/07 5,000 59.2925
12/12/07 1,000 59.3445
12/12/07 10,000 59.3120
12/12/07 2,000 59.3285
12/12/07 1,500 59.3228
12/12/07 2,000 59.3210
12/12/07 50,000 59.2808
12/12/07 12,000 59.2849
12/12/07 2,000 59.3100
12/11/07 10,000 59.3265
12/11/07 2,000 59.3200
12/11/07 2,500 59.3171
12/11/07 1,500 59.4211
12/11/07 30,000 59.2933
12/11/07 28,000 59.3236
12/11/07 2,000 59.3700
12/11/07 60,000 59.2944
12/11/07 30,000 59.2954
12/11/07 6,000 59.3344
12/11/07 27,000 59.3128
12/11/07 20,000 59.2976
12/11/07 7,500 59.2998
12/11/07 9,000 59.3561
12/11/07 2,000 59.3600
12/11/07 25,000 59.3041
12/10/07 25,000 59.1542
12/10/07 2,000 59.1005
12/10/07 1,000 59.0650
12/10/07 9,500 59.1542
GGCP, INC.
1/08/08 21,000 59.7525
12/27/07 15,000 59.6260
12/13/07 4,000 59.2788
GABELLI FUNDS, LLC.
GABELLI GLOBAL HEALTHCARE & WELLNESS RX
1/09/08 10,000 59.7050
1/09/08 4,800 59.6650
1/07/08 17,200 59.6850
12/18/07 5,000 59.7537
12/10/07 5,000 59.1150
GABELLI EQUITY TRUST
1/09/08 100,000 59.6950
GABELLI DIVIDEND & INCOME TRUST
1/09/08 100,000 59.6950
THE GABELLI GLOBAL DEAL FUND
1/11/08 50,000 59.7038
1/08/08 100,000 59.7650
1/04/08 49,900 59.6200
1/03/08 100 59.6250
12/12/07 70,000 59.2500
12/10/07 30,000 59.0595
GABELLI ASSET FUND
1/11/08 100,000 59.6950
1/09/08 70,000 59.6950
12/20/07 20,000 59.5147
12/19/07 10,000 59.5550
GABELLI CAPITAL ASSET FUND
1/09/08 5,000 59.6866
12/14/07 5,000 59.7452
GABELLI ABC FUND
1/09/08 130,000 59.6950
12/31/07 30,000 59.6835
12/11/07 25,000 59.3450
12/10/07 15,000 59.1218

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
ON THE NASDAQ STOCK MARKET.

(2) PRICE EXCLUDES COMMISSION.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Adams Respiratory Therapeutics, Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this January 22, 2008.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. LICT CORPORATION By:/s/ James E. McKee James E. McKee Attorney-in-Fact
GAMCO INVESTORS, INC. GABELLI FUNDS, LLC GABELLI SECURITIES, INC. GABELLI & COMPANY, INC. By: /s/ James E. McKee__________________________ James E. McKee Secretary or Assistant Secretary
GAMCO ASSET MANAGEMENT INC. By:/s/ Douglas R. Jamieson Douglas R. Jamieson President